                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934
                           For the month of June 2001

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Second Floor, Tidel Park
                 No. 4, Canal Bank Road, Chennai 600 113, India
                                (91) 44-254-0770
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F X Form 40 F
                                            ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes    No X
   ---   ---

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

ITEM 5. OTHER EVENTS.

     On June 21, 2001, Satyam Infoway announced that it is making available on its corporate website, www.sifycorp.com, its U.S. GAAP financial statements for the fiscal year ended March 31, 2001. A copy of the related press release is attached as Exhibit 99.1 and incorporated herein by reference.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: June 21, 2001              SATYAM INFOWAY LIMITED



                                 By: /s/ T.R. Santhanakrishnan
                                    -----------------------------------------
                                     Name:   T.R.  Santhanakrishnan
                                     Title:  Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit Number               Description
--------------               -----------
99.1                         Press Release dated June 21, 2001.